UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30835/ December 18, 2013

In the Matter of	:
	:
BLUE ROCK MARKET NEUTRAL FUND, LLC	:
445 East Lake St., Suite 120	:
Wayzata, MN 55391	:
	:
(811-21564)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Blue Rock Market Neutral Fund, LLC filed an application on October 7, 2013, and an amendment on October 31, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 22, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30804). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary